

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

March 6, 2018

David R. Melville III
President and Chief Executive Officer
Business First Bancshares, Inc.
500 Laurel Street, Suite 101
Baton Rouge, LA 70801

> **Re: Business First Bancshares, Inc.**
> **Registration Statement on Form S-3**
> **Filed February 15, 2018**
> **File No. 333-223043**

Dear Mr. Melville:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   You disclose in the third paragraph of the prospectus cover page that, prior to this offering there has been no established public market for your stock. We also note your first risk factor disclosure on page six stating that while you have applied to have your common stock listed on Nasdaq Global Select Market, that application may not get approved. As such, it does not appear that you satisfy the transaction requirements for a secondary offering as your shares are not currently listed and registered on a national securities exchange, or quoted on an automated quotation system. Please provide us with a legal analysis demonstrating that you are eligible to register this resale transaction on Form S-3 at this time. Alternatively, please file the amendment to your registration statement on the appropriate form. For guidance, please refer to General Instruction I.B.3. of Form S-3.

Selling Shareholders, page 11

2.   It appears that AB Financial Services Opportunities Master Fund L.P. and Stephens BFB LLC may be affiliates of broker-dealers. Please disclose whether these or any of your other selling shareholders are broker-dealers or affiliates of broker-dealers. If a selling shareholder is a broker-dealer, please revise your disclosure to indicate that such selling shareholder is an underwriter, unless such selling shareholder received its securities as compensation for investment banking services. In addition, in connection with a selling shareholder who is an affiliate of a broker-dealer, please disclose if true, that:

- the selling shareholder purchased the shares being registered for resale in the ordinary course of business; and

- at the time of the purchase, the selling shareholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

If you are unable to make these representations, please disclose that the selling shareholder is an underwriter.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Please contact Eric Envall, Staff Attorney at (202) 551-3234 or me at (202) 551-3369 with any questions.

                                        Sincerely,

                                        /s/ Era Anagnosti

                                        Era Anagnosti
                                        Acting Assistant Director
                                        Office of Financial Services